Exhibit (a)(55)

The following are excerpts from the transcript of the Q3 2003 PeopleSoft earnings conference call, which took place on October 23, 2003 at 8:00AM ET.

Lori Varlas - PeopleSoft Inc. — VP of Investor Relations

     Thank you. Welcome to the PeopleSoft third quarter earnings conference call. Joining me are Craig Conway, PeopleSoft’s President and CEO; and Kevin Parker, PeopleSoft’s Chief Financial Officer. During this call, we will review PeopleSoft’s results and operations for the third quarter and share some of our expectations for PeopleSoft future financial performance. After our commentary, we will open up the conference call for questions related to our quarterly performance. PeopleSoft has filed the Solicitation/Recommendation Statement on Schedule 14d-9. We urge everyone to read these filings and other relevant materials as soon as they become available. These documents may be obtained free of charge at the SEC’s website at sec.gov or on PeopleSoft’s website at peoplesoft.com. Please remember our discussions of quarterly results and our business outlook may contain forward-looking statements, which may relate to such matters as successful completion of the integration of JD Edwards and the achievement of anticipated synergies, domestic and international political conditions, future cost demand, competitor landscape including our win rate against competitors, new product development status, positioning in the enterprise application sector, and future financial performance expectations including revenue, operating margin, and earnings expectations and others. The particular forward-looking statements and other statements that may be made on this conference call but are not historical facts are subject to a number of risks, assumptions, and uncertainties and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft operating results, please refer to PeopleSoft’s most recent annual report on Form 10-K and quarterly report on Form 10-Q. Please remember that the company undertakes no obligation to update any information presented in this discussion. During the course of today’s discussion we may reference certain non-GAAP financial measures for a reconciliation of GAAP and non-GAAP financial measures please see our website at www.peoplesoft.com. Now let me turn the call over to Craig.

Craig Conway - PeopleSoft Inc. — President and CEO

PSFT — Q3 2003 PeopleSoft Earnings Conference Call

     Thanks. Lori. And good morning everybody. When we announced the acquisition of JD Edwards on June 2nd, we related a number of advantages that would result from the combination of PeopleSoft and JD Edwards. Advantages included combined product strength. PeopleSoft with leading HR, financials, CRM, supplier relationship management and analytics, JD Edwards with manufacturing, distribution, asset management, real estate management. We discussed combined industry strength, PeopleSoft a leader in service industry like the financial service industry, the telecommunication, healthcare, staffing, universities and government. JD Edwards a leader in asset intensive industries like manufacturing, distribution, construction, mining, pulp and paper, and real estate. We talked about the strength in the mid market, where JD Edwards is one of the largest providers of enterprise application software. We talked about combined strength in international markets for broader distribution and better customer support. Finally, we talked about financial synergies as its results found mostly in G&A area like facilities, IT, finance, accounting and HR and also in marketing expenses such as advertising, public relations and trade show. The response to our announcement on June 2nd was really quite positive. Customers of course liked the combination. Industry analysts recognized the industry potential and financial analysts recognized the financial potential. Of course, everyone noted the integration challenges inherent in this kind of combination and so everyone retained what I would describe as a normal amount of caution. Following the tender offer by Oracle though a normal amount of caution became a higher level of skepticism. In fact, from that point on it was almost impossible not to attribute everything positive I had to say to a defensive tactic against Oracle.

     In July, I said the economy was beginning to improve and IT spending was returning to at least a normal buying pattern even though budget pressure remained. I said the customers of both PeopleSoft and JD Edwards were more immediately positive and enthusiastic than even what we had expected. They had quickly recognized the benefits to their existing product investments. I said that the Oracle brand name had been damaged by the tactic broadly but particularly with CIOs. Although, I think these observations have been now shown to be true, at the time they were assumed to be defensively motivated. Even on September 4th, when we increased financial guidance for Q3, Q4 in 2004, some thought it might be a defensive tactic, and said that it couldn’t be done. It wasn’t a defensive tactic and it has been done. But you see today in our financial result is in fact the beginning of the advantages of the acquisition we originally discussed on June 2. The simple fact is, those original benefits of combining JD Edwards into PeopleSoft are just now beginning to show. Benefits of combined products strength, industry strength, mid market strength, international strength, and financial strength just beginning to show. In fact, it’s so early these Q3 financial results do not yet reflect any of the major financial synergies. Kevin will discuss that in a moment along with an update and an increase to our Q4 guidance. So, I remain today more convinced, more enthusiastic, and more confident of PeopleSoft’s financial success than ever before. I realize that it maybe the curse of the Oracle tender offer that many people find themselves unable to suspend their disbelief in anything positive that I say, and that’s unfortunate. But for those people I am confident the financial results will continue to speak for themselves. I’ll keep my comments short today to allow for an extended period of Q&A, and I’ll turn things over now to Kevin Parker. Kevin?

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PSFT — Q3 2003 PeopleSoft Earnings Conference Call

QUESTION AND ANSWER

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Neil J. Herman - Lehman Brothers — Analyst

     Okay, great. Second question is, if you could just talk about what you are seeing in the marketplace from your competitors and then talk about what your seeing in terms of your pipeline, not the early stages of the pipeline but how your pipeline looks, you know, that are in the last stages before close?

Craig Conway - PeopleSoft Inc. — President and CEO

     Neil, I’d say that the competitive landscape if you were looking at arrows, the arrow next to us would be up, the arrow next to SAP would up, the arrow next to Oracle would be down and the arrow next to Siebel would be down. I think that we are a beneficiary of the customer support and kind of a recognized advantages by the customers of this merger with JD Edwards. I think the pipelines continue to go up, which is very gratifying to see and the conversion rates as I had said in June when we had had a call, seem to be improving. Overall, I continue to believe the economy is improving and we’ve seen that echoed by John Chambers at Cisco, Craig Barrett at Intel, National Semiconductor. So I think that the economy is improving. I think we are a disproportionate beneficiary of it, probably along with SAP. I think our win rate against Oracle has probably never been higher for the reasons I’ve discussed on prior calls, and I think it’s getting harder and harder to be Siebel.

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Brent Thill - Prudential Securities — Analyst

     One of the largest looming concerns is if Oracle goes away, what that will do to the pipeline given the customer protection plan. If you could just talk about that use of that program this quarter and what implications if Oracle did go away to the company?

Kevin Parker - PeopleSoft Inc. — CFO & EVP, Finance and Administration

     Hello Brent, this is Kevin.  The pipeline has no — the customer protection program has no impact on the pipeline. The pipeline has stayed strong and increased slightly and moving in from Q2 to Q3 just on our core business and then adding with JD Edwards pipeline on top of that. We certainly saw that improved. And this is not an incentive plan. This is a protection plan. I think it’s important to understand the difference and this is insurance if you will for customers and they perceive it as being a potentially harmful situation to them and that’s really the roll of the customer protection program. So we have not seen it have an impact on our pipeline. It is not a negotiating activity that goes on with the customers and so it’s not having a material impact. We think if Oracle went away it wouldn’t have as a result any impact on the pipeline.

Craig Conway - PeopleSoft Inc. — President and CEO

     Yeah. In fact Brent, I don’t think it’s an incentive on the way in and so I don’t think it’s going to be a disincentive on the way out. We think of this as nobody buys a house just because it comes with a really good fire insurance policy. If you are in the market for a house and they want to buy the PeopleSoft house it’s a comforting factor, but it’s certainly not an incentive and likewise I don’t think anybody accelerates their purchase thinking that the fire insurance policy might go away. I think if customers felt that the Oracle approach was going to go away I don’t think it was causing anybody to accelerate orders. There is certainly still a number of customers that have delayed orders and so there may be in fact a school of thought that say our results would get a benefit from that, but you know to your point, there is a school of thought that would say that our numbers will get a negative impact of that. I happen to feel that it wouldn’t be a factor either way. I don’t think we’d get an acceleration and I don’t think we’d get a deceleration.

Brent Thill - Prudential Securities — Analyst

Thanks.

Operator

     Thank you. Bob Austrian, you may ask your question and please state your company name.

Robert Austrian - Banc of America — Analyst

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Number two, I wonder, Craig, if you can give us any actual, by name examples of deals one where there was some kind of negative Oracle push at work, if you will. And then I will save my third follow-up, just not to ramble on.

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PSFT — Q3 2003 PeopleSoft Earnings Conference Call

Craig Conway - PeopleSoft Inc. — President and CEO

     In terms of company names, Bob, I think it is fair to say that every single transaction we did in Q3 came with the requirement to give an update on the Oracle approach. You know, if it is not the first topic, it is certainly in the top three topics every customer would like to get an update on. You know at the same time, I think as Q3 has gone on, most customers have felt that the saga is over, they don’t hold it in a particularly positive light. And, I am not sure I have seen any greater amount of closure rates on smaller deals versus bigger deals, so that’s one of the ways that I tell whether it is a horribly active topic or not. You know, we did large transactions with Manpower, the largest staffing company in the world. We did large transactions with Cargill, which is one of the largest companies in the world, about a $40 or $50 billion company. We did large transactions in the state government area with the State of Florida, which is now the, I think the 17th state that runs now on PeopleSoft. You know we did international transactions in AMEA and Asia- Pacific that were head-to-head competitions with SAP, where you know, SAP is blowing that horn as loudly as they can, but it just doesn’t seem to resonate any more. So I can go on and on about the names of the customers, but the ones that are listed in the press release, I think it is safe to assume that every single one of them needed an update, and obviously every single one of them was comfortable moving ahead.

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PSFT — Q3 2003 PeopleSoft Earnings Conference Call

Jason Maynard - Merrill Lynch — Analyst

     Okay. One quick question on the government and education sector what percentage of revenue is that vertical in and maybe just some commentary on what you saw at the end of September in that market?

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Craig Conway - PeopleSoft Inc. — President and CEO

     Yes, I think it might have been in the US the only segment that wasn’t showing the kind of definite growth that all we saw in other industries and I don’t know whether to attribute that to the pre occupation with guns and butter spending and not IT spending or whether the government was more cautious than the commercial sector in terms of the Oracle threat. I don’t know what exactly to make of it, but it has been probably as high as 25% of our number in the US and if it’s down as Kevin said, closer to 15% or 16% and that’s a real asset for us the government business and so we’re — we continue to cultivate it, and be committed to it, and hope we’ll see a change in Q4.

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Richard Sherlund - Goldman Sachs — Analyst

     Any evidence that we’re going more towards size licensing or something that might suggest that it would be harder to recover? Does the business environment get better than are we doing some permanent damage to pricing structure in the industry?

Craig Conway - PeopleSoft Inc. — President and CEO

     We’ve been site licensing since 1997 or 1998, our product of pricing — sizes the license not to the number of users, but to the size of the company and instead of going back to the company in two quarters and saying you have more users, we go back to the company and say your company is larger, so we preserve the future expansion of license revenue, but we do it though the size of the company. If somebody licenses our product, almost without exception licenses for every employee in the company, it doesn’t amount to selling the future because most companies a year later are larger than they were when they signed the license with us and then we go back and we get the charge on that as well. I think, to your point some of our competitors were coming around with that. Larry Ellison said in an interview two months ago that the problem with this industry is licensing by user and that Oracle was going to take the unprecedented step of licensing the enterprise and we all laughed at that because our pricing is called enterprise pricing. We’ve been doing it for five years now and so I do think it’s a bit of a trend, I think that we have — our mechanism allows future revenue expansion, but I do think that our competitors are coming around to that way of licensing.

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Kash Rangan - Wachovia Securities — Analyst

     Thanks. Finally any quantification the deals that were influenced by or actually — did customer protection program play a role at all in the quarter? Could you quantify it’s possible at all degree to which it was used in the quarter?

Kevin Parker - PeopleSoft Inc. — CFO & EVP, Finance and Administration

     Well. I think it is fair to say, that it is a standard part of our contractual language at this point. It is included in virtually every contract, license that we signed during the course of the quarter. It is not something that we negotiate. Everyone has the same total. The impact in terms of incremental sales was non-existent. As Craig mentioned, it’s not an incentive plan, but an assurance plan or insurance plan. In terms of the total liability that could potentially exist we saw that liability be about $394m at the end of Q2, it is increased by approximately $400m in Q3 and so on a cumulative basis about $800m in round numbers.

Kash Rangan - Wachovia Securities — Analyst

     Great. Nice quarter guys.

Craig Conway - PeopleSoft Inc. — President and CEO

     So, let me end by saying that we were pleased with the quarter. But, I think more than being pleased with the financial results in the quarter we are pleased with what has developed in the quarter, which is the number of theoretical advantages of the combination

PSFT — Q3 2003 PeopleSoft Earnings Conference Call

of JD Edwards actually showing quantifiable results. So, it’s one thing to talk about cross sell and up sell opportunities it’s another thing they actually see a number of cross sell opportunities in the first 60 days. It’s one thing to talk about in fact we ought to be able to sell more customers together it’s another thing to see the most number of new customers sold since 1998 and on being that was corrected when Kevin was answering a question 175 or 173 new customers was for both PeopleSoft and JD Edwards but the still the highest percent of business we’ve had coming from new customers reassuring on a lot of levels. It’s one thing to talk about the fact that we should be able to be stronger in the market and see at the same time in the numbers in Q3 average deal size increase. We look at this quarter and we are happy. We’re optimistic if not excited about Q4. We see the financial impact of Oracle as having been significant enough that without it these numbers would have been even substantial higher and Kevin noted those in his report. So, all in all we are excited about the future and we are confident about our, in fact may be more confident than we’ve ever been about the financial success of PeopleSoft in the quarters ahead. So, thank you very much.

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